

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2022

Nickolas Tabraue
CEO and Director
Earth Science Tech, Inc.
10650 NW 29th Terrace
Doral, Florida 33172

> **Re: Earth Science Tech, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2021**
> **Filed September 28, 2021**
> **File No. 000-55000**

Dear Mr. Tabraue:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2021

Item 9A. Controls and Procedures, page 33

1. Your disclosures under Item 9A exclude an assessment and conclusion regarding the effectiveness of your disclosure controls and procedures. Please amend your Form 10-K to include all of the information required by Item 307 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences